# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fangdd Network Group Ltd., CIK 0001750593
CUSIP: 30712L307
Title of class of securities: Fangdd Network Group Ltd. (DUO.US)
Address of issuer's principal executive offices: 18/F, UNIT B2, KEXING SCIENCE PARK, 15 KEYUAN ROAD, TECHNOLOGY PARK, SHENZHEN, China (F4), 518057
Date of event which requires filing of this statement: 10/10/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002041744

## Reporting persons
- Farzon Holding Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 1,888,859; sole dispositive power 0; shared dispositive power 1,888,859; aggregate amount beneficially owned 1,888,859 (14.1% of the class)

## Item 1. Issuer
Name of issuer: Fangdd Network Group Ltd.
Address of issuer's principal executive offices: 18/F, UNIT B2, KEXING SCIENCE PARK, 15 KEYUAN ROAD, TECHNOLOGY PARK, SHENZHEN, CHINA, 518057.

## Item 2. Person Filing
Name of person filing: Farzon Holding Ltd
Address of principal business office or, if none, residence: Flat 2901& 2913 The Centre, 99 Queen's Road Central, Central, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1888859
Percent of class: 14.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1888859
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1888859

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Farzon Holding Ltd: LAI Mun Zhong, Director (10/22/2024)